



So 3/9/04

SECURITI ‖‖‖‖ 04004471 ‖‖‖‖ SSION

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FEB 2 3 2004

SEC FILE NUMBER
8- 13174

28967

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING   January 1, 2003   AND ENDING   December 31, 2003

MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Bentley-Lawrence Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

888 W. Big Beaver Road, Suite 850

(No. and Street)

Troy   Michigan   48084

(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Richard L. Coskey   (248) 649-4800

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

William I. Minoletti & Co., P.C.

(Name – *if individual, state last, first, middle name*)

30435 Groesbeck Highway   Roseville   Michigan   48066

(Address)   (City)   (State)   (Zip Code)

CHECK ONE:

☑ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

PROCESSED

FOR OFFICIAL USE ONLY	MAR 2 3 2004
	THOMSON FINANCIAL

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

3/19

OATH OR AFFIRMATION

I, _____Richard L. Coskey_____ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of _____Bentley-Lawrence Securities, Inc._____ , as of _____December 31_____ , 20 _03___ , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

_____

Signature

President

Title

_____
Notary Public

KATHLEEN A. HOFER
NOTARY PUBLIC OAKLAND CO., MI
MY COMMISSION EXPIRES Oct 16, 2004

This report ** contains (check all applicable boxes):
- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [x] (o) Independent Auditor's Report on Internal Accounting Control.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*



BENTLEY-LAWRENCE SECURITIES, INC.

FINANCIAL STATEMENTS

and

SUPPORTING SCHEDULES PURSUANT TO RULE 17a-5 OF THE

SECURITIES AND EXCHANGE COMMISSION

FOR THE YEAR ENDED DECEMBER 31, 2003

with

REPORT OF CERTIFIED PUBLIC ACCOUNTANTS

BENTLEY-LAWRENCE SECURITIES, INC.

TABLE OF CONTENTS

WILLIAM I. MINOLETTI & CO., P.C.

CERTIFIED PUBLIC ACCOUNTANTS

UPTON PROFESSIONAL BUILDING

30435 GROESBECK HIGHWAY

ROSEVILLE, MICHIGAN 48066

WILLIAM I. MINOLETTI, CPA
LOUIS J. CARNAGHI, CPA

(586) 779-8010
FAX (586) 771-8970
E-MAIL: minoletti@ameritech.net

INDEPENDENT AUDITOR'S REPORT

Board of Directors and Stockholders
Bentley-Lawrence Securities, Inc.

We have audited the accompanying balance sheets of Bentley-Lawrence Securities, Inc. as of December 31, 2003 and 2002 and the related statements of stockholders' equity, operations, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Bentley-Lawrence Securities, Inc. as of December 31, 2003 and 2002 and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the supporting schedules on pages 10 to 12 is presented for purposes of additional analysis and is not a required part of the basic financial statements but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the examination of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

February 13, 2004

1

BENTLEY-LAWRENCE SECURITIES, INC.
BALANCE SHEETS
December 31, 2003 And 2002

ASSETS

	2003	2002
Cash	$ 23,822	$ 32,079
Securities owned:		
Money market funds	218,387	267,575
Other, not readily marketable, at cost	3,300	3,300
Accounts receivable:		
Brokers, dealers and clearing organization	31,740	35,263
Salesmen and other	4,258	2,729
Deposit – clearing organization	25,000	25,000
Refundable Federal income taxes (Note 1)	-	5,160
Prepaid taxes and expenses	10,286	17,830
Equipment, net of accumulated depreciation of $43,183 and $39,847	8,007	11,343
	$324,800	$400,279

LIABILITIES AND STOCKHOLDERS' EQUITY

	2003	2002
Accounts payable:		
Commissions due sales representatives	$ 14,390	$ 22,432
Payroll taxes withheld and accrued	3,838	3,595
Accrued expenses	17,426	18,199
Total liabilities	35,654	44,226
Stockholders' equity:		
Common stock, par value $1.00 per share:		
Class A voting, 100,000 shares authorized;		
52,671 shares issued	52,671	52,671
Class B non-voting, 500,000 shares authorized;		
20,000 shares issued	20,000	20,000
Capital in excess of par value	140,574	140,574
Retained earnings	75,901	142,808
Net stockholders' equity	289,146	356,053
	$324,800	$400,279

See accompanying notes.

BENTLEY-LAWRENCE SECURITIES, INC.
STATEMENTS OF STOCKHOLDERS' EQUITY
For The Years Ended December 31, 2003 And 2002

| | Common Stock | | | | |
	Class A Voting	Class B Non-Voting	Capital In Excess Of Par Value	Retained Earnings	Net Stockholders' Equity
Balance, December 31, 2001	$ 52,671	$ 20,000	$140,574	$167,369	$380,614
Net Loss For The Year Ended December 31, 2002	-	-	-	(24,561)	(24,561)
Balance, December 31, 2002	52,671	20,000	140,574	142, 808	356,053
Net Loss For The Year Ended December 31, 2003	-	-	-	(66,907)	(66,907)
Balance, December 31, 2003	$ 52,671	$ 20,000	$140,574	$ 75,901	$289,146

See accompanying notes.

BENTLEY-LAWRENCE SECURITIES, INC.
STATEMENTS OF OPERATIONS
For The Years Ended December 31, 2003 And 2002

	2003	2002
Income:		
Commissions and fees	$1,390,631	$1,456,652
Net gains on security transactions	481	265
Interest	3,461	3,412
Total income	1,394,573	1,460,329
Commissions and clearing charges:		
Commissions paid	897,472	941,670
Trading and clearing charges	133,545	136,799
Total commissions and clearing charges	1,031,017	1,078,469
Gross profit from operations	363,556	381,860
Selling, general and administrative expenses	428,463	404,421
Loss before provision for taxes	(64,907)	(22,561)
Provision for taxes:		
Federal income tax (Note 1)	-	-
Single Business tax	2,000	2,000
Total provision for taxes	2,000	2,000
Net loss	$ (66,907)	$ (24,561)

See accompanying notes.

4

	2003	2002
Increase (decrease) in cash and cash equivalents:		
Cash flows from operating activities:		
Fees and commissions received	$1,394,154	$1,438,385
Security gains	481	265
Interest received	3,461	3,412
Commissions paid	(907,043)	(958,852)
Trading and clearing charges	(133,545)	(136,799)
Other selling, general and administrative expenses paid	(419,613)	(398,507)
Federal and State taxes refunded (net)	4,660	33,962
Net cash used by operating activities	(57,445)	(18,134)
Net decrease in cash and cash equivalents	(57,445)	(18,134)
Cash and cash equivalents at beginning of year	299,654	317,788
Cash and cash equivalents at end of year	$242,209	$299,654

See accompanying notes.

BENTLEY-LAWRENCE SECURITIES, INC.
STATEMENTS OF CASH FLOWS
For The Years Ended December 31, 2003 And 2002
(Continued)

	2003	2002
Reconciliation of net income to net cash used in operating activities:		
Net (loss)	($66,907)	$(24,561)
Adjustments to reconcile net loss to net cash provided (used) by operating activities:		
Depreciation and amortization	3,336	3,726
(Increase) decrease in:		
Accounts receivable	1,994	(20,595)
Refundable Federal income taxes	5,160	33,962
Prepaid expenses	6,544	1,626
Increase (decrease) in:		
Accounts payable	(7,799)	(14,707)
Accrued expenses	(1,273)	2,415
Michigan single business taxes payable	1,500	-
Total adjustments	9,462	6,427
Net cash used by operating activities	$(57,445)	$(18,134)

Disclosure of accounting policy:
 For purposes of the statement of cash flows, the Company considers money market funds as cash equivalents.

See accompanying notes.

6

Note 1 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization

Bentley-Lawrence Securities, Inc., was incorporated in the State of Michigan in 1987 and operates as a securities broker dealer.

Management Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Securities Transactions

Securities transactions and the related commission revenues and expenses are recorded on a trade date basis.

Securities Owned

Securities owned are valued at market and unrealized gains and losses are reflected in income.

Financial Instruments With Off-Balance-Sheet Risk

In the normal course of business, the Company's activities involve the execution, settlement and financing of various securities transactions. These activities may expose the Company to off-balance-sheet risk in the event the other party to the transaction is unable to fulfill its contractual obligation.

Equipment

Equipment is recorded at cost and depreciated over the estimated useful lives of the assets on the straight-line, declining balance and accelerated and modified accelerated cost recovery system methods.

Income Taxes

Refundable Federal income taxes are summarized as follows:

| | December 31, | |
	2003	2002
Refundable Federal estimated tax payments from prior years	$ -	$5,160

In addition, the Company has available a net operating loss carryforward of approximately $78,000 to offset against future taxable income.

Note 2 – NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1). Based on the provisions of this rule, the Company must maintain net capital equivalent to the greater of $50,000 or 1/15th of aggregate indebtedness, as defined.

At December 31, 2003, the Company's net capital was $258,907 and its required net capital was $50,000. The ratio of aggregate indebtedness to net capital (which may not exceed 15 to 1) was 0.14 to 1.

Note 3 – EMPLOYEE BENEFIT PLAN

The Company maintains a Simplified Employee Pension Plan (SEP) for all eligible employees. The Company's contribution to the Plan, as determined by the Board of Directors is discretionary but may not exceed 25% of the annual aggregate compensation (as defined) paid participating employees. The Board of Directors elected not to make a contribution to the Plan for the years ended December 31, 2003 and 2002.

Note 4 – LEASE COMMITMENTS

The Company leases under operating leases its facilities and various items of equipment. Minimum lease payments on leases outstanding at December 31, 2003 are as follows:

Year Ended December 31,	Operating Facilities	Equipment	Total
2004	94,600	3,600	98,200
2005	96,500	3,600	100,100
2006	56,900	3,600	60,500
2007	-	3,000	3,000

For the years ended December 31, 2003 and 2002, the total lease expense pursuant to operating leases amounted to $95,876 and $93,216, respectively, and is included in selling, general, and administrative expense in the attached Statement of Operations.

Note 5 – CONTINGENCIES

From time to time the Company is named in legal actions which management considers to be incidental to the industry in which it operates. The disposition of matters pending at December 31, 2003, in the opinion of management, will not have a material adverse effect on the Company's financial position.

SUPPORTING SCHEDULES

BENTLEY-LAWRENCE SECURITIES, INC.
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
December 31, 2003

1. Total ownership equity $289,146

2. Deduct ownership equity not allowable for net capital -

3. Total ownership equity qualified for net capital 289,146

4. Add:

    A. Liabilities subordinated to claims of general creditors allowable in computation of net capital -

    B. Other (deductions) or allowable credits -

5. Total capital and allowable subordinated liabilities 289,146

6. Deduction and/or charges:

    A. Total non-allowable assets from Statement of Financial Condition 25,871

7. Other additions and/or allowable credits -

8. Net capital before haircuts on securities positions 263,275

9. Haircuts on securities (computed, where applicable, pursuant to Rule 15c3-1[f]) 4,368

10. Net capital 258,907

13. Net capital requirement 50,000

14. Excess net capital $208,907

10

COMPUTATION OF AGGREGATE INDEBTEDNESS

16. Total liabilities from balance sheet $35,654

19. Total aggregate indebtedness   35,654

20. Percentage of aggregate indebtedness to net capital   13.77%

STATEMENT PURSUANT TO PARAGRAPH (d) (4)
OF RULE 17a-5

There are no differences between this computation of net capital and the corresponding computation prepared by Bentley-Lawrence Securities, Inc. and included in the Company's unaudited Part IIA, FOCUS Report filing as of the same date.

BENTLEY-LAWRENCE SECURITIES, INC.
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
FOR BROKER-DEALER UNDER RULE 15c3-3
December 31, 2003

Bentley-Lawrence Securities, Inc., is exempt from the Computation for Determination of Reserve Requirements for Broker-Dealers under Rule 15c3-3 of the Securities and Exchange Commission because of exemption provided under Rule 15c3-3(k)(2)(ii), as a broker-dealer, "who, as an introducing broker-dealer, clears all transactions with and for customers on a fully disclosed basis with a clearing broker-dealer ...".

BENTLEY-LAWRENCE SECURITIES, INC.

SUPPLEMENTAL REPORT ON INTERNAL ACCOUNTING CONTROL

PURSUANT TO RULE 17a-5 OF THE

SECURITIES AND EXCHANGE COMMISSION

December 31, 2003

WILLIAM I. MINOLETTI & CO., P.C.
CERTIFIED PUBLIC ACCOUNTANTS
UPTON PROFESSIONAL BUILDING
30435 GROESBECK HIGHWAY
ROSEVILLE, MICHIGAN 48066

WILLIAM I. MINOLETTI, CPA
LOUIS J. CARNAGHI, CPA

(586) 779-8010
FAX (586) 771-8970
E-MAIL: MINOLETTI@AMERITECH.NET

Board of Directors and Stockholders
Bentley-Lawrence Securities, Inc.

In planning and performing our audit of the financial statements of Bentley-Lawrence Securities, Inc. for the year ended December 31, 2003, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission, we made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by the Company in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and the procedures for determining compliance with the exemptive provisions of Rule 15c3-3. We reviewed the procedures for determining the compliance with the exemptive provisions of Rule 15c3-3 and determined that the Company was in compliance with the conditions of the exemption and no facts came to our attention that indicated that such provisions had not been complied with during the period. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining a system of internal accounting control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of control procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of an internal control system and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or irregularities may nevertheless occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the degree of compliance with them may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities and Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2003, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the National Association of Securities Dealers and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered broker dealers, and is not intended to be and should not be used by anyone other than these specified parties.

William S. Hurolett & Co. P.C.

February 13, 2004